FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Determination of Terms and Conditions for Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 21, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Determination of Terms and Conditions for Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause

Tokyo, January 21, 2016—Nomura Holdings, Inc. (“Nomura Holdings”) today announced that it has determined the following terms and conditions for issuance of unsecured perpetual subordinated bonds with a write-down clause (the “Bonds”).

The Bonds will be qualified as Nomura Holdings’ Additional Tier 1 capital under the current applicable capital adequacy requirements.

Nomura Holdings, Inc. First Series of Unsecured Perpetual Subordinated Bonds with Optional Redemption Clause and Write-down Clause for Qualified Institutional Investors Only

Amount of Issue	165 billion yen

Denomination of each Bond	100 million yen

Issue Price	100% of the principal amount

Maturity Date

None

Provided, however, that Nomura Holdings may, at its discretion, redeem the Bonds on any interest payment date on June 15, 2021 or thereafter (unless the principal amount of the Bonds has been written down upon the occurrence of a loss absorption event) or upon the occurrence of a tax event or a capital event.

Interest Rate	From January 28, 2016 until June 15, 2021: 3.36% per annum From the day immediately following June 15, 2021: 6-month yen LIBOR + 3.20%

Interest Payment Dates	June 15 and December 15 each year

Subscription Period	January 21, 2016

Issue Date	January 27, 2016

Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of Nomura Holdings or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

Summary of Interest Cancellation Clause

(1) Optional cancellation of interest payments:

Nomura Holdings may cancel all or part of the interest payments on the Bonds on any interest payment date when it deems necessary at its absolute discretion, in which case, until such time that Nomura Holdings determines to pay or cancel interest due on the next interest payment date, Nomura Holdings shall not make any resolutions at its board of directors, or present its own proposal at a general meeting of shareholders, to (i) pay dividend on its common stock and stock of other classes which are qualified as its Additional Tier1 capital (other than preferred stock which ranks the most senior as to dividend payment) or (ii) pay dividend on its preferred stock which ranks the most senior as to dividend payments and is qualified as its Additional Tier1 capital, in excess of the amount obtained by multiplying one-half of the amount of preferred dividend of such preferred stock by a ratio of the amount of the interest which Nomura Holdings determines to pay on the Bonds among the amount of the interest payable on the Bonds on the same interest payment date.

The purpose of this press release is to make a general public announcement concerning the determination of the terms and conditions for issuance of unsecured perpetual subordinated bonds with optional redemption clause and write-down clause for qualified institutional investors only by Nomura Holdings, Inc. It has not been prepared for the purpose of soliciting investment or engaging in any other similar activities within or outside of Japan.

(2) Interest payable amount limitation:

The amount of the interest payable on any interest payment date on each Bond shall not exceed the Interest Payable Amount, and Nomura Holdings shall not pay any amount of the interest on each Bond in excess of the Interest Payable Amount.

The “Interest Payable Amount” means the amount apportioned to each Bond calculated by dividing the adjusted distributable amount, which will be the distributable amount under the Companies Act as of the interest payment date less the total amount of dividends and interest of the Bonds, the Parity Securities and the Junior Securities paid during the period from the beginning of the fiscal year in which such interest payment date falls to the day immediately preceding such interest payment date, on a pro rata basis among the total amount of the interest payable on the Bonds and the total amount of dividends and interest payable on the same interest payment date on its preferred stock which ranks the most senior as to dividend payments as well as the Parity Securities.

The “Parity Securities” means obligations of Nomura Holdings which effectively rank pari passu as to the interest payment of the Bonds.

The “Junior Securities” means obligations of Nomura Holdings which effectively rank junior as to the interest payment of the Bonds.

The amount of the interest which has not been paid pursuant to (1) or (2) above shall not be deferred and payment obligation thereof shall be discharged thereafter.

The purpose of this press release is to make a general public announcement concerning the determination of the terms and conditions for issuance of unsecured perpetual subordinated bonds with optional redemption clause and write-down clause for qualified institutional investors only by Nomura Holdings, Inc. It has not been prepared for the purpose of soliciting investment or engaging in any other similar activities within or outside of Japan.

Summary of Write-down Clause

(1) Write-down upon the occurrence of a loss absorption event:

When Nomura Holdings’ consolidated Common Equity Tier1 capital ratio reported or published by it falls below 5.125%, the principal amount of each Bond, together with the interest on the part of the principal amount so written down, shall be written down in the amount apportioned to each Bond calculated by dividing such amount as determined by Nomura Holdings in consultation with the Financial Services Agency of Japan and other relevant Japanese regulatory authorities necessary to make Nomura Holdings’ consolidated Common Equity Tier1 capital ratio exceed 5.125% by the write-down or conversion to common stock of all or part of the Bonds and its other Additional Tier1 liabilities, etc., on a pro rata basis among the total principal amount of the Bonds and the total principal amount of its other Additional Tier1 liabilities, etc.

(2) Write-down upon the occurrence of a non-viability event:

All of the principal amount of and interest on the Bonds shall be written down to zero when it is officially confirmed that the “specified item 2 measures (tokutei dai nigou sochi),” which are the measures set forth in the Deposit Insurance Act, need to be applied to Nomura Holdings.

(3) Write-down upon the occurrence of an insolvency proceedings commencement event:

All of the principal amount of and interest on the Bonds shall be written down to zero when it is adjudicated that Nomura Holdings has entered into the bankruptcy and other insolvency proceedings.

Summary of Reinstatement Clause

After part of the principal amount of the Bonds has been written down upon the occurrence of a loss absorption event, such principal amount of the Bonds shall be reinstated upon the occurrence of a Reinstatement Event to the extent of the amount to be determined by Nomura Holdings in consultation with the Financial Services Agency of Japan and any other relevant Japanese regulatory authorities.

The “Reinstatement Event” occurs when Nomura Holdings determines that the principal amount of the Bonds that has been written-down be reinstated after obtaining prior confirmation of the Financial Services Agency of Japan and any other relevant Japanese regulatory authorities that Nomura Holdings’ consolidated Common Equity Tier1 capital ratio remains at a sufficiently high level after giving effect to the relevant reinstatement of the Bonds.

The purpose of this press release is to make a general public announcement concerning the determination of the terms and conditions for issuance of unsecured perpetual subordinated bonds with optional redemption clause and write-down clause for qualified institutional investors only by Nomura Holdings, Inc. It has not been prepared for the purpose of soliciting investment or engaging in any other similar activities within or outside of Japan.

Summary of Subordination Clause	The Bonds effectively rank, as to the payment of liabilities in the liquidation proceedings (excluding special liquidation proceedings), junior to the general creditors and dated subordinated creditors of Nomura Holdings, senior to the Nomura Holdings’ common stock, and pari passu with the Nomura Holdings’ preferred stock which ranks the most senior as to liquidation distribution.

Method of Offering	Private placements only to qualified institutional investors in Japan

Underwriter	Nomura Securities Co., Ltd.

Fiscal Agent	Resona Bank, Limited

Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the determination of the terms and conditions for issuance of unsecured perpetual subordinated bonds with optional redemption clause and write-down clause for qualified institutional investors only by Nomura Holdings, Inc. It has not been prepared for the purpose of soliciting investment or engaging in any other similar activities within or outside of Japan.